CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2005                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
               ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

       Natuzzi's Board of Directors Approves Fourth-Quarter and
                   Full Year 2004 Financial Results

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--March 30,
2005--Natuzzi S.p.A. (NYSE: NTZ):

    --  Annual unit sales slightly increased by 0.4%

    --  Earnings per share decreased 50.7% to EUR 0.34 in 2004

    -- Full year 2004 cash flow from operations increased by 92.6 percent to EUR 75.3 million

    -- Annual dividend of EUR 0.07 per ADR or Ordinary Share proposed

    The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the fourth quarter and fiscal year ended
December 31, 2004 and proposes annual dividend of EUR 0.07 per ADR or ordinary share.

    NET SALES

    Natuzzi's fourth-quarter 2004 net sales were EUR 193.6 million or $ 251.5 million, down 7.6 percent from EUR 209.6 million, or $ 249.4 million, reported in the prior year's fourth quarter. During the same period, seats sold decreased 7.8 percent. Annual net sales decreased
2.1 percent over 2003 to EUR 753.4 million, or $ 937.1 million, while seats sold slightly increased by 0.4 percent.
    In fourth-quarter 2004, net upholstery sales decreased 8.0 percent to EUR 167.9 million or $ 218.1 million as compared to fourth-quarter 2003, while other sales (principally living-room accessories and raw materials) decreased 5.2 percent to EUR 25.7 million, or $ 33.4 million.
    In the last quarter of 2004, upholstery sales in the Americas were EUR 54.2 million, or $ 70.4, a 31.7 percent decrease over the comparable prior year quarter. During the same period, upholstery sales in Europe increased 10.8 percent to EUR 101.6, or $ 132.0 million. In the Rest of the World upholstery sales increased 6.1 percent over 2003 fourth-quarter to EUR 12.1 million, or $ 15.7 million.
    In the fourth quarter 2004 total net sales to Divani & Divani by Natuzzi, Natuzzi and Kingdom of Leather stores increased 38.2 percent at EUR 40.9 million, or $ 53.1 million. During the same quarter, 7 new stores were opened: one in Portugal, UK, Denmark, and United States, and three in China, while one store was closed in Italy and another one in Spain. Therefore, the total number of stores at the end of 2004 was 138 in Italy and 129 outside Italy. In 2004 we opened 176 new galleries, bringing the total number of galleries to 525.
    Fourth-quarter 2004 leather-upholstered furniture sales were EUR
138.5 million, or $ 179.9 million, 7.4 percent down with respect to last year's comparable quarter, while during the same period fabric-upholstered sales decreased 10.9 percent to EUR 29.4 million, or $
38.2 million.
    Fourth-quarter 2004 net sales of Natuzzi-branded furniture, that accounted for 73.4% of total upholstery net sales, were EUR 123.2 million, or $ 160.0 million, down 13.7 percent as compared to prior year's fourth quarter. During the same period, net sales of Italsofa furniture were EUR 44.7 million, or $ 58.1 million, up 12.3 percent from EUR 39.8 million, or $ 47.4 million, reported in the previous year quarter.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, commented:
"Unfavorable currency conditions and the persistent pricing pressure affecting the US market in particular, generated a decrease in furniture demand for our Company, which turned into lower orders and sales during the entire fourth quarter".

    GROSS PROFIT & OPERATING INCOME

    Gross profit in fourth-quarter 2004 was EUR 64.6 million, or $
83.9 million, down 10.5 percent on a quarter-over-quarter basis. Over the same period, gross profit margin decreased to 33.4 percent from
34.4 percent.
    Fourth-quarter 2004 operating income was EUR 2.8 million, or $ 3.6 million, versus EUR 10.4 million, or $ 12.4 million, reported in fourth quarter 2003. The operating margin for each year's comparable quarter was 1.4 percent and 5.0 percent, respectively.

    FOREX, EXTRAORDINARY ITEMS & TAXES

    In fourth quarter 2004, Natuzzi S.p.A. reported a net foreign exchange loss of EUR 0.5 million, or $ 0.6 million, versus a loss of EUR 1.4 million, or $ 1.7 million, reported in the fourth quarter of 2003 and extraordinary losses for EUR 5.2 million, or $ 6.8 million.
    During the same period, income taxes were EUR 6.1 million, or $
7.9 million, against a tax credit of EUR 0.5 million, or $ 0.6 million, registered in prior year's last quarter. In 2004, income taxes were EUR 17.6 million, or $ 21.9 million, versus EUR 8.5 million, or $ 9.6 million, reported in 2003.

    NET INCOME & EARNINGS PER SHARE

    In the fourth quarter 2004, the Company reported net losses of EUR
9.3 million, or $ 12.1 million, versus net earnings of EUR 3.6 million, or $ 4.3 million, registered in the same quarter of the previous year. Net loss per ADR was EUR 0.17, or $ 0.22.
    For the twelve-months ended on December 31, 2004, net income decreased 50.7 percent to EUR 18.4 million, or $ 22.9 million, from EUR 37.3 million, or $ 42.2 million. Consequently, 2004 earnings per share were EUR 0.34, or $ 0.42, down from EUR 0.68, or $ 0.77, reported in 2003.
    Pasquale Natuzzi said, "During the fourth quarter 2004 the Company continued to invest in the Natuzzi brand strategy through the opening of new stores, galleries and advertising. In the same period, we reported the aforesaid unsatisfactory sales performance in the US market that together with the further appreciation of the Euro against the US Dollar, extraordinary losses and higher corporate taxes generated the quarterly net loss."

    CASH FLOW

    Net cash flow from operating activities for the full year 2004 almost doubled to EUR 75.3 million, or $ 93.7 million, from EUR 39.1 million, or $ 44.2 million, generated in 2003. On a per ADR basis, net operating cash flow was EUR 1.38, or $ 1.72.

    OUTLOOK

    Concluded Mr. Natuzzi: "In consideration of the positive reception accorded by our clients to the new collections introduced at the recent trade exhibitions and the further expansion and improvement of the sales performance of our stores and galleries, we expect to reverse in the second half of the year the decrease of sales which is likely to be reported in the first half of 2005, due to the negative order flow over the last few months. As a result, we should increase seats sold by about 5 percent on an annual basis. The net profit margin is expected to be in the region of 3 percent for the full year because of the persistent price pressure from products manufactured in the Far East and Eastern Europe, depreciation of the US Dollar against the Euro, and higher selling costs."

    ANNUAL DIVIDEND

    The Directors will propose an annual dividend of EUR 0.07 per ADR at the General Shareholders' Meeting to be held on April 30, 2005 (on first call) and if necessary on May 1, 2005 (on second call).

    CONVERSION RATES

    The fourth-quarter 2004 and 2003 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.2991 per EUR and $ 1.1900 per EUR, respectively. The 2004 and 2003 full-year figures were converted at an average noon buying rate of $
1.2438 per EUR and $ 1.1316 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 138 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 126 licensed Divani & Divani by Natuzzi and Natuzzi stores and 7 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Forward-Looking Statements

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.p.A. AND SUBSIDIARIES

             Unaudited Consolidated Statement of Earnings for the full year ended December 31, 2004 and 2003 on the basis of
                             Italian GAAP
         (expressed in millions of EUR except per share data)

                          December 31,   %   December 31,   %     %
                          ------------ ----- ------------ ----- ------
                              2004     Sales     2003     Sales Change
                          ------------ ----- ------------ ----- ------

     Upholstery net sales       665.5              674.0         -1.3%
              Other sales        87.9               95.6         -8.1%
                          ------------       ------------
Net Sales                       753.4   100%       769.6   100%  -2.1%

                Purchases      (335.4)            (355.9)        -5.8%
                    Labor      (107.2)            (104.5)         2.6%
Third-party Manufacturers       (26.9)             (32.8)       -18.0%
      Manufacturing Costs       (30.1)             (29.0)         3.8%
         Inventories, net        15.1               13.4         12.7%
                          ------------       ------------
Cost of Sales                  (484.5)            (508.8)        -4.8%

                          ------------       ------------
Gross Profit                    268.9  35.7%       260.8  33.9%   3.1%

         Selling Expenses      (188.2)            (179.3)         5.0%

             General and
  Administrative Expenses       (40.7)             (39.2)         3.8%

                          ------------       ------------
Operating Income                 40.0   5.3%        42.3   5.5%  -5.4%

     Interest Income, net        (0.6)               0.5
    Foreign Exchange, net         2.3                6.3
        Other Income, net        (5.6)              (3.1)

                          ------------       ------------
Earnings before taxes and
 minority interest               36.1               46.0        -21.5%

             Income taxes       (17.6)              (8.5)       107.1%

                          ------------       ------------
Earnings before minority
 interest                        18.5               37.5        -50.7%

        Minority Interest         0.1                0.2

                          ------------       ------------
Net Earnings                     18.4   2.4%        37.3   4.8% -50.7%
                          ============       ============

       Earnings per Share        0.34               0.68        -50.7%
                          ===============================

Average Number of Shares
 Outstandings*             54,681,628         54,681,628

(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL
----------------------------------------------------------------------
----------------------------------------------------------------------

                KEY FIGURES IN U.S. DOLLARS (millions)
                --------------------------------------

                                             December 31, December 31,
                                             ------------ ------------
                                                 2004         2003
                                                 ----         ----
Net Sales                                       937.1       870.9
Gross Profit                                    334.5       295.1
Operating Profit                                 49.8        47.9
Net Earnings                                     22.9        42.2

Earnings per Share in U.S. dollars               0.42        0.77
Average exchange rate (U.S. dollar per Euro)   1.2438      1.1316

                    NATUZZI S.p.A. AND SUBSIDIARIES

             Unaudited Consolidated Statement of Earnings for the fourth-quarter ended December 31, 2004 and 2003 on the basis of Italian GAAP
         (expressed in millions of EUR except per share data)

                           4th Quarter   %   4th Quarter   %      %
                           ----------- ----- ----------- ----- -------
                              2004     Sales    2003     Sales Change
                           ----------- ----- ----------- ----- -------

      Upholstery net sales      167.9             182.5          -8.0%
               Other sales       25.7              27.1          -5.2%
                           -----------       -----------
Net Sales                       193.6   100%      209.6   100%   -7.6%

                 Purchases      (97.1)            (82.8)         17.3%
                     Labor      (29.4)            (27.0)          8.9%
 Third-party Manufacturers       (5.3)             (8.4)        -36.9%
       Manufacturing Costs       (8.3)             (7.7)          7.8%
          Inventories, net       11.1             (11.5)       -196.5%
                           -----------       -----------
Cost of Sales                  (129.0)           (137.4)         -6.1%

                           -----------       -----------
Gross Profit                     64.6  33.4%       72.2  34.4%  -10.5%

          Selling Expenses      (50.1)            (50.1)          0.0%

General and Administrative
                  Expenses      (11.7)            (11.7)          0.0%

                           -----------       -----------
Operating Income                  2.8   1.4%       10.4   5.0%  -73.1%

      Interest Income, net       (0.4)             (0.3)
     Foreign Exchange, net       (0.5)             (1.4)
         Other Income, net       (5.1)             (5.4)

                           -----------       -----------
Earnings (Losses) before
 taxes and minority
 interest                        (3.2)              3.3        -197.0%

              Income taxes       (6.1)              0.5       -1320.0%

                           -----------       -----------
Earnings (Losses) before
 minority interest               (9.3)              3.8        -344.7%

         Minority Interest        0.0               0.2

                           -----------       -----------
Net Earnings (Losses)            (9.3) -4.8%        3.6   1.7% -358.3%
                           ===========       ===========

        Earnings per Share      (0.17)             0.07        -358.3%
                           ===========       ===========

Average Number of Shares
 Outstandings*             54,681,628        54,681,628

(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL
----------------------------------------------------------------------
----------------------------------------------------------------------

                KEY FIGURES IN U.S. DOLLARS (millions)
                --------------------------------------

                                               4th Quarter 4th Quarter
                                               ----------- -----------
                                                  2004        2003
                                                  ----        ----
Net Sales                                        251.5      249.4
Gross Profit                                      83.9       85.9
Operating Profit                                   3.6       12.4
Net Earnings                                     -12.1        4.3

Earnings per Share in U.S. dollars               -0.22       0.08
Average exchange rate (U.S. dollar per Euro)    1.2991     1.1900

                         GEOGRAPHIC BREAKDOWN

                       Sales                    Seat Units
                 (Expressed in
                  millions of EUR)

                 December December         December   December
                    31,      31,     %        31,        31,      %
                 -------- --------   -     --------   --------    -
                   2004     2003   Change    2004       2003    Change
                   ----     ----   ------    ----       ----    ------
Americas          279.4    320.1   -12.7% 1,564,901  1,699,160   -7.9%
      % of total   42.0%    47.5%              51.0%      55.5%
Europe            340.1    313.5     8.5% 1,319,740  1,181,566   11.7%
      % of total   51.1%    46.5%              43.0%      38.6%
Rest of world      46.0     40.4    13.9%   186,330    178,109    4.6%
      % of total    6.9%     6.0%               6.0%       5.8%
TOTAL             665.5    674.0    -1.3% 3,070,971  3,058,835    0.4%
-----             -----    -----    ----- ---------  ---------    ----

                         BREAKDOWN BY COVERING

                        Sales                   Seat Units
                  (Expressed in
                   millions of EUR)

                  December December         December   December
                     31,      31,     %        31,        31,     %
                  -------- --------   -     --------   --------   -
                    2004     2003   Change    2004       2003   Change
                    ----     ----   ------    ----       ----   ------
Leather            547.9    550.0    -0.4% 2,345,044  2,310,121   1.5%
       % of total   82.3%    81.6%              76.4%      75.5%
Fabric             117.6    124.0    -5.2%   725,927    748,714  -3.0%
       % of total   17.7%    18.4%              23.6%      24.5%
TOTAL              665.5    674.0    -1.3% 3,070,971  3,058,835   0.4%
-----              -----    -----    ----- ---------  ---------   ----

                          BREAKDOWN BY BRAND

                          Sales                 Seat Units
                    (Expressed in
                     millions of EUR)

                    December December       December  December
                       31,      31,    %       31,       31,      %
                    -------- --------  -    --------  --------    -
                      2004     2003  Change   2004      2003    Change
                      ----     ----  ------   ----      ----    ------
Natuzzi              507.0    533.0   -4.9% 1,986,461 2,126,404  -6.6%
         % of total   76.2%    79.1%             64.7%     69.5%
Italsofa             158.5    141.0   12.4% 1,084,510   932,431  16.3%
         % of total   23.8%    20.9%             35.3%     30.5%
TOTAL                665.5    674.0   -1.3% 3,070,971 3,058,835   0.4%
-----                -----    -----   ----- --------- ---------   ----

                         GEOGRAPHIC BREAKDOWN

                            Sales                 Seat Units
                        (Expressed in
                         millions of
                         EUR)

                         4th     4th            4th      4th
                       Quarter Quarter   %    Quarter  Quarter    %
                       ------- -------   -    -------  -------    -
                        2004    2003   Change   2004     2003   Change
                        ----    ----   ------   ----     ----   ------
Americas                54.2    79.4   -31.7% 313,370  440,765  -28.9%
           % of total   32.3%   43.5%            40.6%    52.6%
Europe                 101.6    91.7    10.8% 410,917  346,299   18.7%
           % of total   60.5%   50.2%            53.2%    41.4%
Rest of world           12.1    11.4     6.1%  48,042   50,304   -4.5%
           % of total    7.2%    6.2%             6.2%     6.0%
TOTAL                  167.9   182.5    -8.0% 772,329  837,368   -7.8%
-----                  -----   -----    ----- -------  -------   -----

                         BREAKDOWN BY COVERING

                            Sales                Seat Units
                       (Expressed in
                        millions of
                        EUR)

                         4th     4th            4th      4th
                       Quarter Quarter   %    Quarter  Quarter    %
                       ------- -------   -    -------  -------    -
                        2004    2003   Change   2004     2003   Change
                        ----    ----   ------   ----     ----   ------
Leather                138.5   149.5    -7.4% 592,042  636,475   -7.0%
           % of total   82.5%   81.9%            76.7%    76.0%
Fabric                  29.4    33.0   -10.9% 180,287  200,893  -10.3%
           % of total   17.5%   18.1%            23.3%    24.0%
TOTAL                  167.9   182.5    -8.0% 772,329  837,368   -7.8%
-----                  -----   -----    ----- -------  -------   -----

                          BREAKDOWN BY BRAND

                            Sales                Seat Units
                       (Expressed in
                        millions of
                        EUR)

                         4th     4th            4th      4th
                       Quarter Quarter   %    Quarter  Quarter    %
                       ------- -------   -    -------  -------    -
                        2004    2003   Change   2004     2003   Change
                        ----    ----   ------   ----     ----   ------
Natuzzi                123.2   142.7   -13.7% 469,697  574,457  -18.2%
           % of total   73.4%   78.2%            60.8%    68.6%
Italsofa                44.7    39.8    12.3% 302,632  262,911   15.1%
           % of total   26.6%   21.8%            39.2%    31.4%
TOTAL                  167.9   182.5    -8.0% 772,329  837,368   -7.8%
-----                  -----   -----    ----- -------  -------   -----

                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
             as of December 31, 2004 and December 31, 2003
                    (Expressed in millions of EUR)

ASSETS                                       December 31, December 31,
                                                 2004         2003
Current Assets:
Cash and cash equivalents                           87.3         63.6
Marketable debt securities                             0            0
Trade receivables, net                             137.6        154.5
Other receivables                                   41.4         58.1
Inventories                                        112.6         97.5
Unrealized foreign exchange gain                     7.1          6.3
Prepaid expenses and accrued income                  2.4          2.1
Deferred income taxes                                0.3          1.0

Total current assets                               388.7        383.1
                                             ------------ ------------
Non-Current Assets:
Net property, plant and equipment                  272.0        254.2
Treasury shares                                      0.0         37.8
Other assets                                        11.5         17.1
Deferred income taxes                                0.6          0.2
                                             ------------ ------------

Total Assets                                       672.8        692.4
                                             ============ ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                5.6          4.8
Current portion of long-term debt                    0.6          1.3
Accounts payable-trade                              83.7         80.9
Accounts payable-shareholders for dividends          0.6          0.6
Accounts payable-other                              19.7         17.2
Allowance for unrealized foreign exchange
 losses                                              0.0          0.0
Income taxes                                         2.5          4.3
Salaries, wages and related liabilities             18.7         16.1

Total current liabilities                          131.4        125.2
                                             ------------ ------------
Long-Term Liabilities:
Employees' leaving entitlement                      29.6         27.6
Long-term debt                                       5.0          4.2
Deferred income taxes                                0.0          0.4
Deferred income for capital grants                  12.5         13.4
Other liabilities                                    5.4          5.7
Minority Interest                                    0.9          0.9

Shareholders' Equity:
Share capital                                       54.7         57.5
Reserves                                            42.3         80.2
Additional paid-in capital                           8.3          8.3
Retained earnings                                  382.7        369.0
Total shareholders' equity                         488.0        515.0
                                             ------------ ------------

Total Liabilities and Shareholders' Equity         672.8        692.4
                                             ============ ============

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of December 31, 2004 and 2003
                    (Expressed in millions of EUR)

                                           December 31,   December 31,
                                           ------------   ------------
                                               2004           2003
                                               ----           ----
Cash flows from operating activities:
Net earnings                                     18.4           37.3

Adjustments to reconcile net income to
 net cash provided by operating
 activities:
   Depreciation                                  28.7           24.1
   Employees' leaving entitlement                 2.6            2.0
   Deferred income taxes                         (0.2)           0.8
   Minority interest                              0.1            0.2
   (Gain) loss on disposal of assets              1.4            4.8
   Change in provision for unrealized
    foreign exchange (losses) / gain             (0.8)          (4.3)
   Gain on disposal of business                  (3.4)           0.0
   Impairment losses                              6.4            0.0
Change in assets and liabilities:
   Receivables, net                              16.6            4.8
   Inventories                                  (16.6)          (7.6)
   Prepaid expenses and accrued income           (0.3)          (0.9)
   Other assets                                  14.4            3.3
   Accounts payable                               4.8           (9.2)
   Income taxes                                  (1.3)          (4.9)
   Salaries, wages and related
    liabilities                                   2.6            1.4
   Other liabilities                              1.9          (12.7)
                                          --------------  ------------
Total adjustments                                56.9            1.8
                                          --------------  ------------
Net cash provided by operating activities        75.3           39.1
                                          --------------  ------------
Cash flows from investing activities:
Property, plant and equipment:
   Additions                                    (54.5)         (49.9)
   Disposals                                      8.8            0.2
Government grants received                        0.0            3.1
Marketable debt securities:
   Purchases                                     (0.3)           0.0
   Proceeds from maturities                       0.0            0.0
   Proceeds from sales                            0.2            0.0
Purchase of business, net of cash
 acquired                                         0.0           (6.5)
Purchase of minority interest                    (3.0)           0.0
Disposal of business                              5.5            0.0
                                          --------------  ------------
Net cash used in investing activities           (43.3)         (53.1)
Cash flows from financing activities:
Long term debt:
   Proceeds                                       1.0            1.9
   Repayments                                    (1.0)          (1.7)
Short-term borrowings                             0.8            2.7
Exercise of stock options                         0.0            0.0
Treasury shares                                   0.0            0.0
Dividends paid                                   (7.7)         (18.0)
Dividends paid to minority shareholders           0.0            0.0
                                          --------------  ------------
Net cash used in financing activities            (6.9)         (15.1)
                                          --------------  ------------
Effect of translation adjustments on cash        (1.4)          (4.0)
                                          --------------  ------------
Increase (decrease) in cash and cash
 equivalents                                     23.7          (33.1)
Cash and cash equivalents, beginning of
 the year                                        63.6           96.7
Cash and cash equivalents, end of the
 period                                          87.3           63.6

                            Natuzzi S.p.A.

                   FOURTH QUARTER AND FULL YEAR 2004

                   FINANCIAL RESULTS TELECONFERENCE

 Senior management will review fourth quarter 2004 financial results.

     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                             Piero Cordero
                        Chief Financial Officer

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                       Thursday, March 31, 2005
                       ------------------------
                      10:00 a.m. (New York time)
                        4:00 p.m. (London time)
                       5:00 p.m. (Italian time)

Replay of this event will be available on our web-site www.natuzzi.com starting from 12:00 a.m. Italian time on April 1, 2005.

    CONTACT: Investor Relations Dept.
             +39-080-8820-812
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
              OR
             Corporate Press Office
             +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NATUZZI S.p.A.
                                                       (Registrant)


Date:  30th March 2005                             By: /s/ GIUSEPPE DESANTIS
                                                       ---------------------
                                                       Giuseppe Desantis